Exhibit 99.3      Press Release



PRESS RELEASE
October 24, 2002

                                 For further information contact:
                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                 825 Central Avenue  PO Box 1237
                                 Fort Dodge, Iowa 50501
                                 515-576-7531


                    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                    RECORD EARNINGS FOR THIRD QUARTER OF 2002

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company") (Nasdaq:
FFFD), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.98 diluted earnings per share for the quarter ended September 30, 2002, compared to diluted earnings per share of $0.62 for the quarter ended September 30, 2001, an increase in diluted earnings per share of 58.1%. In dollars, the Company's net income was a record $1.7 million for the quarter ended September 30, 2002, as compared to $1.2 million for the quarter ended September 30, 2001, an increase of 48.0%. The Company's net income was $4.4 million, or diluted earnings per share of $2.50, for the nine months ended September 30, 2002, compared to $3.2 million, or diluted earnings per share of $1.72, for the nine months ended September 30, 2001.

Total assets at September 30, 2002 were $405.1 million as compared to $379.4 million at December 31, 2001. The increase in assets resulted primarily from an increase in loans, offset by a decrease in securities available-for-sale. Loans increased by $28.9 million, or 9.4%, to $336.9 million at September 30, 2002 from $308.0 million at December 31, 2001. The increase in loans was funded in part by increases in deposits and borrowings and decreases in securities available-for-sale. At September 30, 2002, net loans consisted of $147.0 million of one-to-four family loans, $76.6 million of multifamily real estate loans, $59.8 million of commercial real estate loans and $53.5 million of consumer loans. The increase in loans was primarily due to the purchases of $63.4 million of multifamily and commercial real estate loans. Securities available-for-sale decreased $7.5 million, or 24.02%, from $31.4 million at December 31, 2001 to $23.8 million at September 30, 2002. The decrease in securities available-for-sale was primarily due to calls and maturities.

Deposits increased $11.0 million, or 4.1%, to $279.8 million at September 30, 2002 from $268.8 million at December 31, 2001. Other borrowed funds increased $13.1 million, or 18.4%, to $84.6 million at September 30, 2002 from $71.4 million at December 31, 2001. The increase in the deposits and borrowed funds were used in part to fund asset growth.

Nonperforming assets were 0.39% of total assets as of September 30, 2002 compared to 0.36% of total assets as of December 31, 2001. The allowance for loan losses was $3.1 million, or 0.91% of total loans, at September 30, 2002, compared to $2.9 million, or 0.92% of total loans, at December 31, 2001.

                                     - MORE-

The net interest spread of 3.24% for the quarter ended September 30, 2002 represented an increase from the net interest spread of 2.74% for the quarter ended September 30, 2001. The net interest margin of 3.51% for the quarter ended September 30, 2002 represented an increase from the net interest margin of 3.08% for the quarter ended September 30, 2001. Net interest income for the quarter ended September 30, 2002 was $3.4 million, compared to net interest income of $2.8 million for the quarter ended September 30, 2001.

The Company's provision for loan losses was $56,000 and $60,000 for the quarters ended September 30, 2002 and 2001, respectively. The Company's provision for loan losses was $326,000 and $150,000 for the nine months ended September 30, 2002. The increase in the provision for loan losses for the nine months was due primarily to increases in the loan portfolio from December 31, 2002 and 2001, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

The Company's noninterest income was $1.5 million and $1.3 million for the quarters ended September 30, 2002 and 2001, respectively. The Company's noninterest income was $4.2 million and $3.5 million for the nine months ended September 30, 2002 and 2001, respectively. These increases in noninterest income were due in part to increases in loan prepayment fees, abstract fees, overdraft fees and sales of annuity and mutual funds, offset in part by a decrease in mortgage banking income.

Stockholders' equity was $38.2 million at September 30, 2002, compared to $35.9 million at December 31, 2001. Stockholders' equity increased by $2.3 million primarily due to earnings and the exercise of stock options, offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at September 30, 2002 was $23.01 compared to $21.12 at December 31, 2001. The ratio of stockholders' equity to total assets was 9.4% at September 30, 2002, as compared to 9.5% at December 31, 2001.

All stockholders of record on September 16, 2002, received a quarterly cash dividend of $0.18 per share on October 7, 2002. On September 27, 2002, the Company commenced a new stock repurchase program for 100,000 shares, of which 100,000 shares remain to be repurchased. The Company has 1,659,880 shares of common stock currently outstanding.

During the nine months ended September 30, 2002, the Company repurchased a total of 110,700 shares or approximately 6.5% of its outstanding shares of common stock as of December 31, 2001 at prevailing market prices averaging $26.22 per share. Since its formation in 1996, the Company has invested a total of $42.9 million in the repurchase of 2,474,467 shares of its outstanding stock.

North Central Bancshares, Inc. serves north central and southeastern Iowa at nine full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington and Mount Pleasant, Iowa through its wholly owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. Construction has begun on a new 5,000 square foot facility in Ankeny, Iowa. The Bank's Ankeny office will relocate to this new office when completed, sometime during the first quarter of 2003.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation under the full extent permitted by law. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

                                    - MORE -

Statements contained in this news release, which are not historical facts, contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

For more information contact: David M. Bradley, President and Chief Executive Officer, 515-576-7531

     FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited)
(Dollars in Thousands, except per share and share data)    September 30, 2002     December 31, 2001
                                                            ---------------------------------------
Assets
    Cash and cash equivalents                                 $   21,537             $   19,909
    Securities available for sale                                 23,829                 31,366
    Loans (net of allowance of loan loss of $3,120
    and $2,883, respectively)                                    336,889                307,981
    Goodwill                                                       4,971                  4,971
    Other assets                                                  17,902                 15,148
                                                              ----------             ----------
       Total Assets                                           $  405,128             $  379,375
                                                              ==========             ==========
Liabilities
    Deposits                                                  $  279,819             $  268,814
    Other borrowed funds                                          84,560                 71,413
    Other liabilities                                              2,548                  3,235
                                                              ----------             ----------
       Total Liabilities                                         366,927                343,462
Stockholders' Equity                                              38,201                 35,913
                                                              ----------             ----------
      Total Liabilities and Stockholders' Equity              $  405,128             $  379,375
                                                              ==========             ==========
Stockholders' equity to total assets                                9.43%                  9.47%
                                                              ==========             ==========
Book value per share                                          $    23.01             $    21.12
                                                              ==========             ==========
Total shares outstanding                                       1,659,880              1,700,280
                                                              ==========             ==========

Condensed Consolidated Statements of Income
(Unaudited)
(Dollars in Thousands, except per share data)

                                                         For the Three Months         For the Nine Months
                                                          Ended September 30,         Ended September 30,
                                                          2002          2001          2002          2001
                                                        ----------------------------------------------------

Interest income                                         $ 6,937       $ 6,895       $20,228       $20,857
Interest expense                                          3,533         4,106        10,524        12,742
                                                        -------       -------       -------       -------
    Net interest income                                   3,404         2,789         9,704         8,115
Provision for loan loss                                      56            60           326           150
                                                        -------       -------       -------       -------
    Net interest income after provision for loan loss     3,348         2,729         9,378         7,965
Noninterest income                                        1,509         1,268         4,209         3,542
Noninterest expense                                       2,281         2,235         7,052         6,593
                                                        -------       -------       -------       -------
    Income before income taxes                            2,576         1,762         6,535         4,914
Income taxes                                                868           608         2,172         1,669
                                                        -------       -------       -------       -------
    Net income                                          $ 1,708       $ 1,154       $ 4,363       $ 3,245
                                                        =======       =======       =======       =======

Basic earnings per share                                $  1.04       $  0.66       $  2.65       $  1.81
                                                        =======       =======       =======       =======
Diluted earnings per share                              $  0.98       $  0.62       $  2.50       $  1.72
                                                        =======       =======       =======       =======

Selected Financial Ratios

                                                               For the Three Months                For the Nine Months
                                                                Ended September 30,                Ended September 30,

                                                              2002               2001             2002              2001
                                                       -------------------------------------------------------------------
Performance ratios
    Net interest spread                                      3.24%               2.74%            3.12%             2.63%
    Net interest margin                                      3.51%               3.08%            3.42%             2.98%
    Return on average assets                                 1.67%               1.20%            1.46%             1.12%
    Return on average equity                                17.75%              12.51%           15.61%            11.76%
    Efficiency ratio (noninterest expense divided by
      the sum of net interest income before provision
      for loan losses plus noninterest income)              46.43%              55.08%           50.68%            56.56%